December 9, 2024

Fen Ye
Chairlady and Director
Lixiang Education Holding Co. Ltd.
No. 818 Hua Yuan Street
Liandu District, Lishui City, Zhejiang Province, 323000
People   s Republic of China

       Re: Lixiang Education Holding Co. Ltd.
           Registration Statement on Form F-1
           Filed November 29, 2024
           File No. 333-283524
Dear Fen Ye:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Stephanie Tang